UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549
                                           FORM 12b-25
                              NOTIFICATION OF LATE FILING
(Check One):
[ X ] 	Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [   ] Form 10-Q  [    ]
Form N-SAR [   ]    for period ended:  December 31, 1996.
[   ] 	Transition Report on Form 10-K
[   ] 	Transition Report on Form 20-F
[   ] 	Transition Report on Form 11-K
[   ] 	Transition Report on Form 10-Q
[   ] 	Transition Report on Form N-SAR
	For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
	Full Name of Registrant:  Encore Computer Corporation
	Former Name if Applicable:
	Address of Principal Executive Office (Street and Number)
	6901 West Sunrise Boulevard
	Fort Lauderdale, Florida   33313

PART II -- RULES 12b-25(b) and (c)
If  the  subject report could not be filed without unreasonable  effort  or expense  and  the registrant seeks relief pursuant to Rule 12b-25(b), the
 following should be completed.  (Check box if appropriate)           [X]

	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
 or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)   The accountant's statement or other exhibit required by Rule  12b-25(c)
 has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As of March 19, 1997, Encore Computer Corporation ("Company") and Gould
 Electronics Inc. ("Gould") agreed to cancel $40,000,000 of indebtedness owed to Gould by the Company under their revolving loan agreement in exchange for the issuance to Gould of 400,000 shares of the Company's Series I Convertible Preferred Stock ("Series I") with a liquidation preference of $40,000,000.
 In addition to the exchange of indebtedness for shares of Series I, the Company and Gould also agreed to amend the Credit Agreement to (i) reduce the maximum amount which can be borrowed by the Company from $80 million to $50 million and (ii) provide that any borrowings in excess of $41,910,422
 (the principal amount outstanding on March 19, 1997 after giving effect to the exchange of indebtedness for shares of Series I) may be made only at the discretion of Gould. All borrowings under the Credit Agreement, plus accrued interest, are due and payable on April 30, 1997.

Because of the material effect of these transactions on the presentation of 1996 results and the proximity of the date of the transaction with the filing date of the Form 10-K, the Company requires additional time to prepare its 1996 Form 10-K report.


PART IV -- OTHER INFORMATION
	(1) Name and telephone number of person to contact in regard to this notification:
	Edward J. Baker                                954           797-5750
 (Name)                                     (Area Code)   (Telephone Number)

	(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
 Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

								[X] Yes     [ ] No

	(3)  Is it  anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject  report or portion thereof?

								[X] Yes     [ ] No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENCORE COMPUTER CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1997     		By:KENNETH G. FISHER
					                        Kenneth G. Fisher,

                					        Chairman of the Board
					                        Chief Executive Officer

Date: April 1, 1997     		By:EDWARD J. BAKER
					                        Edward J. Baker,

                					        Corporate Controller
					                        Chief Accounting Officer

ENCORE COMPUTER CORPORATION
Attachment  per Instructions to Part IV(3)

Net sales for 1996 were $47,627,000 compared to net sales for 1995 of $49,328,000. Equipment sales increased 25% in 1996 to $27,600,000 when compared to $22,005,000 in 1995. Service revenues for 1996 and 1995 were $20,027,000 and $27,323,000, respectively.

Equipment sales as a percentage of total net sales in 1996 and 1995 were 58% and 45%, respectively. This increase is primarily due to; (i) sales of the Company's Storage Products of $6,603,000, (ii) steady sales in real-time computers, and (iii) the continued decline in service sales. Continued declining service revenues reflect the effect on the service business of;
 (i) the Company's continued decline in equipment sales, (ii) the price competitiveness of the marketplace, (iii) the completion of long running government programs and subsequent deinstallation of systems and (iv) longer warranty periods for Storage Product equipment sales required to compete in the marketplace.

The net loss for 1996 was $66,767,000 compared to a loss of $81,354,000 reported in 1995. Included in 1995's results of operations were one-time non-recurring restructuring charges of $4,499,000, plus and adjustment of $14,242,000 in equipment cost of sales in connection with the termination of the Amdahl Reseller Agreement. Equipment and service gross margins declined in 1996 as a result of the Company's efforts to penetrate the storage marketplace. In 1996, lower selling, general and administrative expenses and research and development expenses were incurred when compared to 1995 due primarily to restructuring actions taken in 1995.

Total assets increased significantly in 1996 compared to 1995 due principally to increased inventory associated with the launch of the Storage Product.
 The Company has acquired significant inventories, provided product to customers on a trial basis, and continues to improve product features and functionality
  Capital spending for 1996 was $7,433,000 compared to $7,335,000 in 1995. Purchases of Customer Service spare parts in support of the Storage Product accounted for 40% of total capital spending in 1996.

At December 31, 1996, the Company shareholders' equity on a pro forma basis including the effect of the exchange of indebtedness for Series I was $9,771,000 compared to a $2,514,000 as of December 31, 1995.


                                                  For the years ended
                                                       December 31,
	                                                         Actual

								                                  (UNAUDITED)
(in thousands except per share data)	       	1996          1995
Net sales		                                 47,627       $ 49,328
Net loss		                                 (66,767)       (81,354)
Net loss per share		                        (2.09)         (2.37)
Total assets		                              76,266         72,537
Shareholders equity/
(capital deficiency)		                     (30,045)         2,514
Pro Forma Shareholders equity
(effect of Recapitalization)	                9,771